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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         -------------------------------

                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                         -------------------------------

                            HAWKER PACIFIC AEROSPACE

                                (Name of Issuer)

                            HAWKER PACIFIC AEROSPACE

                      (Name of Person(s) Filing Statement)

                         -------------------------------

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   420123 10 1
                      (CUSIP Number of Class of Securities)

                                James R. Bennett
                      Chief Financial Officer and Secretary
                            Hawker Pacific Aerospace
                                11240 Sherman Way
                              Sun Valley, CA 91352
                                 (818) 765-6201
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  On Behalf of the Person(s) Filing Statement)

                         -------------------------------

                                 With a Copy to:
                               K.C. Schaaf , Esq.
                             Michael E. Flynn, Esq.
                         Stradling Yocca Carlson & Rauth
                      660 Newport Center Drive, Suite 1600
                         Newport Beach, California 92660
                                 (949) 725-4000

                         -------------------------------

This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

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b.  |_| The filing of a registration statement under the Securities Act of 1933.

c.  |X| A tender offer.

d.  |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                         -------------------------------

                            Calculation of Filing Fee

     Transaction Valuation*                     Amount of Filing Fee
     ----------------------                     ---------------------
        $11,163,821.50                              $1,027.07

                         -------------------------------

*Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 3,435,022 shares of common stock, no par value per share, of Hawker Pacific Aerospace at a purchase price of $3.25 per share, net to the seller in cash. Such number of shares assumes (i) 2,744,900 shares outstanding (excluding shares beneficially owned by Lufthansa Technik AG and its affiliates) as of March 5, 2002 and (ii) the exercise of up to 342,406 options to purchase shares of common stock and the exercise of up to 347,716 warrants to purchase shares of common stock.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:         $1,027.07

  Form(s) or Registration No.:    Schedule TO-T/13E-3 and Schedule TO-T/13E-3/A

  Filing Party:                   LHT Acquisition Corporation
                                  Lufthansa Technik AG

  Date(s) Filed:                  March 11, 2002 and April 2, 2002


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                                  INTRODUCTION

         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13E-3 Transaction Statement (the "Schedule 13E-3") originally filed on behalf of Hawker Pacific Aerospace, a California corporation (the "Company") with the Securities and Exchange Commission (the "Commission") on April 2, 2002. The Schedule 13E-3 and this Amendment are filed in conjunction with the Tender Offer Statement under cover of Schedule TO-T/13E-3 (the "Schedule TO-T/13E-3") originally filed on behalf of LHT Acquisition Corporation, a Delaware corporation (the "Purchaser") and Lufthansa Technik AG, a corporation organized under the laws of the Federal Republic of Germany ("Parent") with the Commission on March 11, 2002, as amended and restated by Amendment No. 1 to the Schedule TO-T/13E-3 filed on April 2, 2002, and as amended and supplemented by Amendment No. 2 to the Schedule TO-T/13E-3 filed on April 9, 2002, and relate to the offer by the Purchaser and Parent to purchase all issued and outstanding shares of common stock, no par value (including common stock issuable upon the conditional exercise of options to purchase common stock having exercise prices of less than $3.25 per share under the Company's stock option plan and management stock option agreements) of the Company at a price of $3.25 per share (the "Offer Price"), in cash, without interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 11, 2002, as amended and restated by Amendment No. 1 to the Schedule TO-T/13E-3 (the "Offer to Purchase") and in the related Letter of Transmittal which is incorporated hereto by reference to the Schedule TO-T/13E-3 originally filed on March 11, 2002 (which, as may be supplemented and amended from time to time, together constitute the "Offer"). The amended and restated Offer to Purchase is incorporated herein by reference to Exhibit (a)(1) of Amendment No. 1 to the Schedule TO-T/13E-3.

         This Amendment is being filed on behalf of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase. Except as otherwise indicated, the information in the Schedule 13E-3 remains unchanged.

ITEMS 1 THROUGH 12, 14 AND 15

         Items 1 through 12, 14 and 15 of the Schedule 13E-3 are hereby amended and supplemented to include the following information:

         The Offer expired at 12:00 midnight, New York City time, on Friday, April 5, 2002. According to information received from the Depositary, as of the expiration of the Offer, shareholders of the Company had validly tendered and not withdrawn 2,443,134 shares of common stock (including 21,865 shares of common stock that were guaranteed to be delivered). The Offer also included common stock issuable upon the exercise of options to purchase common stock. Option holders exercised options to purchase 47,000 shares of common stock before the expiration of the Offer. Together with the shares already owned by Parent, the shares being acquired pursuant to the Offer will give Parent and the Purchaser a combined ownership of 96.5% of the outstanding shares of the Company on a fully-diluted basis.

         The Purchaser accepted for payment all shares validly tendered and not withdrawn, and the Purchaser will promptly pay the Offer Price per share for such shares, less any applicable withholding taxes. The Purchaser will also promptly pay those who exercised their options the difference between the Offer Price per share and the exercise price per share, less any applicable withholding taxes.

         The full text of the press release issued by Parent and Purchaser on April 9, 2002 announcing the expiration of the Offer and the acceptance of tendered shares for payment is incorporated by reference to Exhibit (a)(13) of Amendment No. 2 to the Schedule TO-T/13E-3.

         Since the shares being acquired pursuant to the Offer will give Parent and the Purchaser a combined ownership of more than 90% of the outstanding shares of the Company on a fully-diluted basis, the short-form merger discussed in the Offer to Purchase will follow the completion of the Offer. Parent will contribute to the Purchaser all the shares of common stock of the Company owned by Parent, which, when combined with the shares of common stock of the Company owned by the Purchaser, will permit the Purchaser to effect the short-form merger with and into the Company. Following the merger, the Company will be a wholly-owned subsidiary of Parent.

         On Friday, April 5, 2002, the Company issued a press release announcing that on April 4, 2002 it was served with complaints in two purported class-action lawsuits filed by alleged individual shareholders of the Company. The complaints, captioned Thomas Turberg v. Hawker Pacific Aerospace, et al. and Lisa Chetkof v. Hawker Pacific Aerospace, et al. (Case Nos. EC 034170 and EC 034171), were filed in California Superior Court in Los Angeles on April 3, 2002. The complaints name as defendants the Company, the members of the Company's Board of Directors and Parent. The press release announcing the receipt of the complaints is filed as Exhibit 99 to the Form 8-K filed by the Company on April 8, 2002.


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Item 16. Exhibits.

        Item 16 of the Schedule 13E-3 is hereby amended and restated as follows:


Exhibit
  No.                           Description
-------                         -----------
Exhibit (a)(1)   The amended and restated Offer to Purchase, dated as of April 2, 2002*

Exhibit (a)(2)   Letter of Transmittal**

Exhibit (a)(3)   Notice of Guaranteed Delivery**

Exhibit (a)(4)   Notice of Conditional Exercise**

Exhibit (a)(5)   Instructions for Conditional Exercise**

Exhibit (a)(6)   Memorandum to Eligible Option Holders**

Exhibit (a)(7)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**

Exhibit (a)(8)   Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**




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
Exhibit (a)(9)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**

Exhibit (a)(10)  Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on
                 Form W-8BEN**

Exhibit (a)(11)  Text of Joint Press Release issued by Lufthansa Technik AG, LHT Acquisition Corporation and Hawker Pacific
                 Aerospace on March 8, 2002***

Exhibit (a)(12)  Summary Advertisement, published March 11, 2002**

Exhibit (a)(13)  Letter to shareholders of Hawker Pacific Aerospace, dated March 11, 2002****

Exhibit (a)(14)  Text of Press Release issued by Lufthansa Technik AG and LHT Acquisition Corporation on April 9, 2002********

Exhibit (c)(1)   Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated March 7, 2002*****

Exhibit (c)(2)   Presentation Materials of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated March 7, 2002******

Exhibit (d)(1)   Agreement and Plan of Merger, dated as of March 7, 2002, among Lufthansa Technik AG, LHT
                 Acquisition Corporation and Hawker Pacific Aerospace**

Exhibit (d)(2)   Agreement for Non-Use and Disclosure of Confidential Information, dated as of February 28,
                 2002, among Lufthansa Technik AG and Hawker Pacific Aerospace**

Exhibit (f)(1)   Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)*******


*Incorporated by reference to Amendment No. 1 to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on April 2, 2002.

**Incorporated by reference to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 11, 2002.

*** Incorporated by reference to the Schedule 14D-9C filed by Hawker Pacific Aerospace on March 8, 2002.

****Incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Hawker Pacific Aerospace on March 11, 2002.

*****Incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the
Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.

******Incorporated by reference to Exhibit (a)(15) to Amendment No. 1 to the
Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.

*******Incorporated by reference to Schedule A of the Offer to Purchase dated
 March 11, 2002, and filed as Exhibit (f)(1) to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 11, 2002.

********Incorporated by reference to Amendment No. 2 to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on April 9, 2002.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HAWKER PACIFIC AEROSPACE



                                    By: /s/ JAMES R. BENNETT
                                       ----------------------------------------
                                    Name:   James R. Bennett
                                    Title:  Chief Financial Officer and
                                              Secretary

Dated:  April 9, 2002






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                                INDEX TO EXHIBITS


Exhibit
  No.                         Description
-------                       -----------
Exhibit (a)(1)     The amended and restated Offer to Purchase, dated as of April 2, 2002*

Exhibit (a)(2)     Letter of Transmittal**

Exhibit (a)(3)     Notice of Guaranteed Delivery**

Exhibit (a)(4)     Notice of Conditional Exercise**

Exhibit (a)(5)     Instructions for Conditional Exercise**

Exhibit (a)(6)     Memorandum to Eligible Option Holders**

Exhibit (a)(7)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**

Exhibit (a)(8)     Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**

Exhibit (a)(9)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**

Exhibit (a)(10)    Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on
                   Form W-8BEN**

Exhibit (a)(11)    Text of Joint Press Release issued by Lufthansa Technik AG, LHT Acquisition Corporation and Hawker Pacific
                   Aerospace on March 8, 2002***

Exhibit (a)(12)    Summary Advertisement, published March 11, 2002**

Exhibit (a)(13)    Letter to shareholders of Hawker Pacific Aerospace, dated March 11, 2002****

Exhibit (a)(14)    Text of Press Release issued by Lufthansa Technik AG and LHT Acquisition Corporation on April 9, 2002********

Exhibit (c)(1)     Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated March 7, 2002*****

Exhibit (c)(2)     Presentation Materials of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated March 7, 2002******

Exhibit (d)(1)     Agreement and Plan of Merger, dated as of March 7, 2002, among Lufthansa Technik AG, LHT
                   Acquisition Corporation and Hawker Pacific Aerospace**

Exhibit (d)(2)     Agreement for Non-Use and Disclosure of Confidential Information, dated as of February 28,
                   2002, among Lufthansa Technik AG and Hawker Pacific Aerospace**

Exhibit (f)(1)     Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)*******


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------------------------

*Incorporated by reference to Amendment No. 1 to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on April 2, 2002.

**Incorporated by reference to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 11, 2002.

***Incorporated by reference to the Schedule 14D-9C filed by Hawker Pacific Aerospace on March 8, 2002.

****Incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Hawker Pacific Aerospace on March 11, 2002.

*****Incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the
Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.

******Incorporated by reference to Exhibit (a)(15) to Amendment No. 1 to the
Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.

*******Incorporated by reference to Schedule A of the Offer to Purchase dated March 11, 2002, and filed as Exhibit (f)(1) to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 11, 2002.

********Incorporated by reference to Amendment No. 2 to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on April 9, 2002.



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